March 20, 2008
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Indira Lall

Re:	Golfsmith International Holdings, Inc.
Form 10-K for Fiscal Year Ended December 30, 2006
Filed March 30, 2007
File No. 000-52041

Dear Ms. Lall:
     On behalf of our client, Golfsmith International Holdings, Inc., a Delaware company (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007, we are writing in response to the comments of the staff of the Commission (the “Staff”). The information included herein has been provided to us by management of the Company.
     Pursuant to the request of the Staff, we are writing to inform you that the Company confirms that its Chief Executive Officer (the “CEO”) did not discuss his own compensation with the compensation consultant, except to the extent of completing the compensation survey administered by the compensation consultant, and did not have any influence over the Compensation Committee’s final decision regarding his own compensation. The Company undertakes that it will, in all future filings, fully disclose that its CEO does not discuss his own compensation with the compensation consultant and has no influence over the Compensation Committee’s decisions regarding his own compensation. The Company undertakes further that it will, in all future filings, fully disclose the involvement of its CEO in compensation decisions for the Company’s executive officers, focusing specifically on the scope of the CEO’s discussions with the compensation consultant.

* * *
     If you have any questions concerning the foregoing, please contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754.
Sincerely,
/s/ White & Case LLP
White & Case LLP

cc:	Scott Wood, General Counsel, Golfsmith International Holdings, Inc.

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